August 22, 2006

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia

> **Re: Exide Technologies**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed August 21, 2006**
> **File No. 333-135564**

Dear Ms. Hatcher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to comment 2 and understand that you will file an amendment to reflect the results of your shareholder meeting.

Fee Table

2.   Please tell us why the number of rights and the number of underlying common shares differ.

Exhibit 5.1

3.   We request that Kirkland & Ellis LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all

applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this confirmation as correspondence via the EDGAR system.

4.   The number of securities mentioned in the opinion should match the numbers in the registration statement fee table. Please revise accordingly.

5.   Please file an opinion that does not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note the assumptions regarding power, authorization, execution, delivery, validity and binding effect in the third sentence of the second full paragraph on page 2. We also note the assumption in the penultimate paragraph of the opinion.

6.   Please file an opinion that is based on all applicable law, not just on law that is applicable based on counsel's experience as currently mentioned in the third full paragraph on page 2.

7.   If you have received the shareholder consent referenced in numbered paragraph 2 on page 3, please file an updated opinion to remove the conditional language in that opinion.

8.   Please file counsel's consent to the prospectus discussion of its opinion and to each place it is named in the prospectus, like on page 33.

9.   Please ensure that the opinion addresses the state law governing the rights. Ensure that you have filed the document that identifies the governing law.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Carter W. Emerson – Kirkland & Ellis LLP